One Financial Center Boston, MA 02111 617 542 6000 mintz.com

March 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	Viela Bio, Inc.

Schedule 14D-9 filed February 12, 2021

SEC File No. 005-91167

Dear Mr. Duchovny:

On behalf of Viela Bio, Inc. (the “Company”), we are responding to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 24, 2021 (the “Comment Letter”), relating to the above referenced Schedule 14D-9 filed with the Commission on February 12, 2021 (the “Original Filing”).

In response to the comments set forth in the Comment Letter, the Company is filing via EDGAR an amendment to the Original Filing (the “Amended Filing”) on the date of this response letter.

For ease of reference, we have reproduced below the Staff’s comments and the Company’s responses are below each comment. This response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Schedule 14D-9

Arrangements with Current Executive Officers and Directors of the Company

Potential for Future Arrangements, page 12

1.	Please provide us with your analysis explaining how the consulting agreement complies with the provisions of Rule 14d-10 and, if applicable, the safe harbor set forth in Rule 14d-10(d).

Response:

The potential consulting arrangement that Parent proposed to Dr. Yao, following the execution of the Merger Agreement, is consistent with Parent’s view, as expressed in its initial indication of interest letter, that Viela’s employee team is a critical component of the potential combination and that Horizon intends to retain as much of the team as possible and build upon Viela’s presence in Gaithersburg, Maryland. It has no relationship to the tendering of Shares held by Dr. Yao or the payment thereof.

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In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered by Dr. Yao. Rule 14d-10(d)(1) states that Rule 14-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company, where the amount payable under the arrangement:

•

is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

•	is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.”

In accordance with the above, the amounts that may be payable under the proposed consulting agreement (i) will be paid or granted as compensation for “future services to be performed” by Dr. Yao and (ii) will not be calculated based on the number of securities tendered or to be tendered in the Offer by Dr. Yao. Dr. Yao and Horizon Therapeutics entered into the consulting agreement on February 27, 2021 conditioned and effective upon the closing of the Transactions. Further, on January 31, 2021, the Compensation Committee of the Company’s Board, consisting solely of independent directors, specifically adopted resolutions to approve any such arrangements pursuant to the non-exclusive safe harbor set forth in Rule 14d-10(d)(2).

Background of the Offer, page 13

2.	Please revise your disclosure to describe the results of Goldman Sachs’s preliminary intrinsic valuation analysis presented to the board on November 3, 2020.

Response:

The disclosure regarding the November 3, 2020 Board meeting references Goldman Sachs’ preliminary intrinsic valuation analyses of the Company. These preliminary analyses were provided prior to the finalization of the terms of the transaction, were preliminary in nature, were refined over time and were superseded by Goldman Sachs’ subsequent financial analyses presented by Goldman Sachs to the Board in connection with the fairness opinion that was delivered to the Board at the January 31, 2021 Board meeting and subsequently confirmed in writing, which is summarized in detail under the caption (“—Opinion of Company’s Financial Advisor—Opinion of Goldman Sachs”). Further, Goldman Sachs’ preliminary financial analyses reviewed on November 3, 2020 were only one of several factors considered by the Board in deciding to reject the October 29 Proposal, which factors are described in the summary of that meeting, including the value of potential partnering agreements, the prospects of the Company as

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a standalone company, and the Forecasts prepared by Company management. The Company respectfully submits that the prior disclosure in the Schedule 14D-9 meets the requirements of Schedule 14D-9, as the Company believes that the disclosure in the Schedule 14D-9 provides the Company’s stockholders with the material aspects of the Board’s decision-making process, including Goldman Sachs’ financial analysis underlying its fairness opinion. However, in response to the Staff’s comments, the Company has revised the disclosure on pages 16, 17 and 18 to clarify the prior disclosure.

Certain Financial Projections, page 33

3.	We note you disclosed only “certain” projections. With a view toward revised disclosure, tell us what projections were excluded from your disclosure.

Response:

The Forecasts set forth on page 36 are the only case of management projections provided to Viela’s financial advisor for use in its financial analysis. We have revised the text to remove the term “certain” in order to prevent any inadvertent implication that other projections were used, but excluded from disclosure, which is not the case.

4.	Please revise your disclosure to quantify the assumptions described on page 34.

Response:

Pursuant to Staff Comment #4, we have revised the assumptions set forth on page 36 to quantify them.

5.	Please revise your disclosure to include the projections in their entirety, not in summary form.

Response:

Pursuant to Staff Comment #5, we have revised the disclosure on page 36 to include all the line-items of such Forecasts, rather than the prior summary presentation which had consolidated some of the line-items, and removed the words “Summary of” in the heading, so it now reads “Forecasts”.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

MINTZ U.S. Securities and Exchange Commission March 3, 2021 Page 4

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

# # #

We hope that the above responses and the related revisions reflected in the Amended Filing will be acceptable to the Staff.

Please do not hesitate to contact me at (617) 348-1735 or mgardella@mintz.com with any comments or questions regarding the Amended Filing and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	James Kastenmayer, Esq., Viela Bio

John T. Rudy, Esq., Mintz